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                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549
                          ---------------
                          Amendment No. 6
                                 to
                           Schedule 14D-1
                       Tender Offer Statement
 Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                and
                            Statement on
                            Schedule 13D
             Under the Securities Exchange Act of 1934

                            Big B, Inc.
                     (Name of Subject Company)
                          ---------------
                        RDS Acquisition Inc.
                          Revco D.S., Inc.
                             (Bidders)
                          ---------------

              Common Stock, Par Value $0.001 Per Share
      (Including the Associated Common Stock Purchase Rights)
                   (Title of Class of Securities)
                             0888917106
              (CUSIP Number of Classes of Securities)
                          ---------------

                        Jack A. Staph, Esq.
        Senior Vice President, Secretary and General Counsel
                          Revco D.S., Inc.
                      1925 Enterprise Parkway
                        Twinsburg, OH 44087
                           (216) 487-1667
    (Name, Address and Telephone Number of Persons Authorized to
      Receive Notices and Communications on Behalf of Bidders)
                          ---------------
                              Copy to:
                         Richard Hall, Esq.
                      Cravath, Swaine & Moore
                          Worldwide Plaza
                         825 Eighth Avenue
                   New York, New York 10019-7475
                          (212) 474-1293


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          RDS Acquisition Inc. (the "Purchaser") and Revco D.S.,
Inc. ("Parent") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D (as amended prior to the date hereof, the "Schedule 14D-1"), originally filed on September 10, 1996, with respect to their offer to purchase all outstanding shares of Common Stock, par value $0.001 per share, including the associated common stock purchase rights, of Big B, Inc., an Alabama corporation (the "Company"), as set forth in this Amendment No. 6. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1.

          Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

          (b) On October 4, 1996, Parent issued a press release announcing that it had entered into a Confidentiality Agreement, dated October 3, 1996, with the Company. Pursuant to the Confidentiality Agreement, Parent agreed that from the date of this Agreement through the Termination Date (as defined below), neither Parent nor any of Parent's affiliates will, without the prior written consent of the Company: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Company; (ii) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission) whether before or after the formal commencement of any such solicitation, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company; (iii) call, or seek to call, a meeting of the Company's shareholders or execute any written consent or initiate any shareholder proposal for action by shareholders of the Company; (iv) otherwise act, alone or in concert with others, to seek to acquire control of the Company or influence the Board of Directors, management or policies of the Company; (v) bring any action, or otherwise act through judicial process, to contest the validity of the Company's shareholder rights plan or to seek the redemption of the rights issued thereunder; or (vi) induce any other person or entity to do any of the foregoing; provided, however, that the foregoing shall not prevent (x) any cash tender offer for all the outstanding shares of common stock, par value $0.001 per share, of the Company at a price of not less than $15 per share, and any filings required in connection therewith, (y) any transaction approved by the Company's Board of Directors or (z) any action or other legal proceeding to enforce this Agreement or any other action or legal proceeding not restricted pursuant to clause (v) above. In furtherance of the agreement set forth in clause (v) above, the Company and Parent agree to seek from the relevant courts a stay of the proceedings in the action entitled Big B Inc. v. Revco D.S., Inc. and RDS Acquisition Inc. in the Circuit Court of Jefferson County, Alabama, Bessemer Division as removed to the United States District Court for the Northern District Court of Alabama, Southern Division, and to take no action to seek a lifting of such stay until the Termination Date. For purposes



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of this Agreement, "Termination Date" shall mean the earliest to occur of (w) November 30, 1996, (x) the execution by the Company of a definitive and binding agreement providing for the acquisition of the Company, (y) the adoption of any amendment to the Company's existing shareholder rights plan in any manner adverse to parent or the adoption of any new shareholder rights plan, or (z) any public announcement by the Company of any proposal to amend its articles of incorporation.

          A copy of Confidentiality Agreement entered into by Parent and the Company is attached as Exhibit (c)(4) to this Amendment No. 6 and is incorporated herein by reference. In addition, a copy of the above Confidentiality Agreement, marked to show changes from the form of the Confidentiality Agreement sent by the Company to Parent on October 1, 1996, is attached as Exhibit (c)(5) to this Amendment No. 6. The text of the press release relating to the Confidentiality Agreement is attached as Exhibit (a)(12) to this Amendment No. 6.

          Item 10.  Additional Information.

          (a) On October 1, 1996, the Company filed a Motion to Remand its Complaint for Declaratory and Injunctive Relief (CV-96-H-2496-S) before the United States District Court for the Northern District of Alabama, Southern Division, to the Circuit Court for Jefferson County, Alabama, Bessemer Division. On October 2, 1996, Parent and the Purchaser filed a Response in Opposition to the Company's Motion to Remand. At a hearing held on October 2, 1996, the Honorable Judge William M. Acker, Jr., heard arguments with respect to the Motion to Remand. Copies of the Motion to Remand and the Response in Opposition to the Company's Motion to Remand are attached as Exhibits (g)(6) and
(g)(7), respectively.

          (f) Parent announced on October 4, 1996 that the
Purchaser had extended the Expiration Date of the Offer until 5 p.m., New York time, on Friday, October 18, 1996.



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          Item 11.  Material to be Filed as Exhibits.

          (a)(12) Text of Press Release dated October 4, 1996.

          (c)(4) Confidentiality Agreement between Parent and the
Company dated October 3, 1996.

          (c)(5) Confidentiality Agreement between Parent and the
Company dated October 3, 1996, marked to show changes from the form of Confidentiality Agreement sent by the Company to Parent on October 1, 1996.

          (g)(6) Motion to Remand filed by the Company on October
1, 1996, in the action entitled Big B, Inc. v. Revco D.S., Inc. and RDS Acquisition Inc. (United States District Court for the Northern District of Alabama, Southern Division).

          (g)(7) Response in Opposition to the Company's Motion to Remand filed by the Purchaser and Parent on October 2, 1996, in the action entitled Big B, Inc. v. Revco D.S., Inc. and RDS Acquisition Inc. v. Anthony J. Bruno, Vincent J. Bruno, James A. Bruno and Arthur M. Jones, Sr. (United States District Court for the Northern District of Alabama, Southern Division).



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                             SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 is true, complete and correct.

Dated:  October 4, 1996


                                         REVCO D.S., INC.,

                                           by
                                              /s/ Jack A. Staph
                                              -----------------------------
                                              Name:  Jack A. Staph
                                              Title: Senior Vice President,
                                                     Secretary and General
                                                     Counsel


                                         RDS ACQUISITION INC.,

                                           by
                                              /s/ Jack A. Staph
                                              -----------------------------
                                              Name:  Jack A. Staph
                                              Title: Vice President and
                                                     Secretary



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                           Exhibit Index


                                                               Page

Exhibit (a)(12)     Text of Press Release dated October 4,
                    1996.

Exhibit (c)(4)      Confidentiality Agreement between Parent
                    and the Company dated October 3, 1996.

Exhibit (c)(5)      Confidentiality Agreement between Parent
                    and the Company dated October 3, 1996, marked to show changes from the form of Confidentiality Agreement sent by the Company to Parent on October 1, 1996.

Exhibit (g)(6)      Motion to Remand filed by the Company on
                    October 1, 1996, in the action entitled Big B,
                    Inc. v. Revco D.S., Inc. and RDS Acquisition
                    Inc. (United States District Court for the
                    Northern District of Alabama, Southern
                    Division).

Exhibit (g)(7)      Response in Opposition to the Company's
                    Motion to Remand filed by the Purchaser and Parent on October 2, 1996, in the action entitled Big B, Inc. v. Revco D.S., Inc. and
                    RDS Acquisition Inc. v. Anthony J. Bruno,
                    Vincent J. Bruno, James A. Bruno and Arthur M.
                    Jones, Sr. (United States District Court for the Northern District of Alabama, Southern
                    Division).